UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Variable Investment Trust

3.	Securities and Exchange Commission File No.:

811-8392

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒  Initial Application            ☐  Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

GE Asset Management, Incorporated (as successor to GE Investment Management,

Incorporated)

3001 Summer Street

Stamford, CT 06904

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David S. Goldstein

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, NW

Washington, DC 20004

202.383.0606

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

GE Asset Management, Incorporated

3001 Summer Street

Stamford, CT 06904

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

PFPC Inc.

101 Sabin Street

Pawtucket, RI 02860

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒  Open-end            ☐  Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the funds (including sub-advisers) during the last five years, even if the funds’ contracts with those advisers have been terminated:

GE Asset Management, Incorporated

3001 Summer Street

Stamford, CT 06904

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

GE Investment Distributors, Inc.

3001 Summer Street

Stamford, CT 06904

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒  Yes            ☐   No

If Yes, for each UIT state:

Name(s): Life of Virginia Separate Account I

File No.: 811-4016

Business Address: 6610 West Broad Street Richmond, VA 23230

Name(s): Life of Virginia Separate Account II

File No.: 811-4885

Business Address: 6610 West Broad Street Richmond, VA 23230

Name(s): Life of Virginia Separate Account III

File No.: 811-5054

Business Address: 6610 West Broad Street Richmond, VA 23230

Name(s): Life of Virginia Separate Account 4

File No.: 811-5343

Business Address: 6610 West Broad Street Richmond, VA 23230

Name(s): GNA Variable Investment Account

File No.: 811-8506

Business Address: 6610 West Broad Street Richmond, VA 23230

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes            ☒  No

If Yes, state the date on which the board vote took place:

If No, explain:

No corporate transaction requiring board or shareholder approval occurred. The fund is abandoning its registration because it has fewer than 100 shareholders and thus qualifies for an exclusion from the definition of “investment company” pursuant to Section 3(c)(1) of the 1940 Act. All fund shares were redeemed (in cash or in kind) in a series of substitution transactions for which an order of approval pursuant to Section 26(c) of the 1940 Act was applied for and obtained by the insurance companies that held all of the fund’s shares. As a condition to the Commission’s Section 26(c) order approving the substitutions, the insurance companies involved agreed to assume all expenses associated with the substitution transactions, such as the cost of liquidating portfolio securities. Thus, no such expenses were borne by or allocated to the fund. (Inv. Co. Act Rel. No. 22939 (Dec. 11, 1997)).

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes            ☒   No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Please see response to 15(a) above.

II.	DISTRIBUTION TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐  Yes            ☐   No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐  Yes            ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☐  Yes            ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes            ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes            ☐  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐  Yes            ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes            ☐   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	ASSETS AND LIABILITIES

20.	Does the fund have any assets as of the date this form is filed?

☐  Yes            ☐  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes            ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes            ☐  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

Proxy mailing and printing expenses:

Insurance:

Transfer agency conversion costs:

(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes            ☐   No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	CONCLUSION OF FUND BUSINESS

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes            ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes            ☒   No

If Yes, describe the nature and extent of those activities:

VI.	MERGERS ONLY

26.	(a)	State the name of the fund(s) surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED

WITH THE COMMISSION, PROVIDE A COPY OF THE AGREEMENT AS AN

EXHIBIT TO THIS FORM.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Variable Investment Trust, (ii) he is Secretary of Variable Investment Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/S/ MATTHEW J. SIMPSON
Matthew J. Simpson, Esq. Secretary, Variable Investment Trust